Filed by: Praxair, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

Commission File No. for Registration Statement on Form S-4: 333-218485

August 10, 2017

Praxair, Inc. August 9, 2017 Matthew J. White Senior Vice President and Chief Financial Officer

Additional Information and Where to Find It In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc (“New Holdco”) has filed a Registration Statement on Form S-4 (which Registration Statement has not yet been declared effective) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. Once the Registration Statement is declared effective by the SEC, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which has not yet been approved for publication by BaFin. The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by the BaFin, the offer document will be made available for free at New Holdco's website at www.lindepraxairmerger.com. Furthermore, the offer document is expected to be made available at BaFin's website for free at www.bafin.de.   This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.   No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.   Participants in Solicitation Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Jun 2017 2Q Sales By Segment PST 5% North America 53% South America 13% Europe 14% Asia 15% By Supply Mode Packaged Gases 28% Other 8% On-Site 30% Merchant 34% By End-Market Metals 17% Manufacturing 22% Healthcare 8% Food / Bev 10% Other 9% Electronics 9% Energy 12% Aerospace 3% Chemicals 10% Praxair Snapshot High quality business in an attractive industry Praxair 2Q 2017 operating margin and return on capital are non-GAAP measures; refer to 06/30/17 Form 10-Q for reconciliations. Industry Characteristics Critical to customer; small part of their cost Local production and distribution Long-term contracts Serve an array of end-markets Praxair Jun 2017 2Q Results Sales $2.8B, YoY + 6% Operating margin 22% Return on capital 12% Operating cash flow 25% of sales

Linde and Praxair: A Compelling Combination

1 2016 pro forma sales without adjustment for potential divestitures and regulatory limitations Linde and Praxair: A Compelling Combination Leverages unique strengths of each company to create a global industrial gas leader Linde’s engineering & technology and Praxair’s operational excellence Increases exposure to long term macro growth trends Healthcare, emerging markets, clean energy, digitalization Establishes strong positions in all key geographies and end-markets More balanced and diverse global portfolio Considerable value through ~$1.2 B in annual cost & capex synergies and efficiencies Strong balance sheet and cash flow with financial flexibility to invest in future growth Combined pro-forma revenue of ~$29 B1 and current market value of over $70 B Strategic Financial

Creating A Global Industrial Gas Leader…

Industrial Gas Landscape[1] ($ B)



Captive
38*
Air Liquide
creative oxygen
22
THE LINDE GROUP
PRAXAIR
Making our planet more productive
29
AIR PRODUCTS
8
MESSER
Gases for Life
MITSUBISHI CHEMICAL
AIR WATER INC.
Yingde Gases
Iwatani
SOL
Others[3]
25*

Sales By Geography[2]



Americas ~$12 B
EMEA ~$8 B
Other ~$3 B
Asia/Pacific ~$6 B

… Across a much broader global footprint

[1] Sales based on 2016 public filings. Air Liquide includes 12 months of Airgas acquisition and related divestments. Air Products excludes Materials Technologies
[2] 2016 pro forma sales without adjustment for potential divestitures and regulatory limitations
[3] Others: includes independents
* Source: Gasworld Captive: customer owned plant

7

THE LINDE GROUP

Jefferies Industrials Conference - NY 08/09/2017

PRAXAIR
Making our planet more productive

Leverages Complementary Strengths… Product Lines End-Markets Geographies Engineering & Technology EMEA Asia/Pacific HyCO Large ASUs Chemicals & Energy H2, LNG, CCS, EOR Healthcare Petrochemicals US Gulf Coast Metals Standardized ASUs Non-cryo Operational excellence Core Competencies North America South America …Which are unique and proven with long-standing leadership ASU – Air separation unit(s) HyCo – Syngas plants CCS – Carbon capture storage LNG – Liquefied natural gas EOR – enhanced oil recovery

Establishes A More Balanced Portfolio… …With strong positions in key geographies and end-markets 1 Based on 2016 public filings and pro forma sales without adjustment for potential divestitures and regulatory limitations. 2 Includes cylinder and other services Geography1 End-Markets1 Supply Mode1 Americas EMEA Asia/Pacific Other On-site Bulk Cylinder2 Other Chemicals & Energy Manufacturing Healthcare Metals & Glass Food & Beverage Electronics Other 25% 26% 25% 24%

Combination Would Yield ~ $1.2 B Synergies & Efficiencies…

Cost Synergies & Efficiencies[1]


~$1.2 B
Capex
~$0.2 B
Cost
~$1.0 B
COGS
SG&A
Supply Chain / Other

- Time to achieve ~ 3 years after closing
- Cost to implement ~ $1.0 B

Cost Synergies & Efficiencies[1]
~ $1.0 B

- Corporate right-sizing
- Operational optimization
- Procurement
- Includes existing cost reduction programs
- Productivity

+

Capex Synergies[1]
~ $0.2 B

- Efficient asset utilization
- Procurement
- Maintenance capex optimization

+

Growth Synergies
++ B

[1] Based on 2016 financials of Linde and Praxair. Synergies and cost efficiencies have been adjusted for potential divestitures.

10

THE LINDE GROUP

Jefferies Industrials Conference - NY 08/09/2017

PRAXAIR
Making our planet more productive

…And Create Value For All Stakeholders Deep & innovative product offerings Broader end-market applications Cost efficient solutions Shared values… safety, integrity, community Employer of choice Environmental stewardship Higher cash flow & stronger balance sheet Greater flexibility to invest in future growth Increased shareholder distributions Comprehensive products & services Wider global reach / accelerated deployment Further enhanced supply reliability Stronger Enterprise For All Stakeholders Enhanced Technology Capability Superior Customer Offerings More Sustainable Enterprise Stronger Financials

Strong Balance Sheet and Cash Flow Greater flexibility for growth investments and shareholder distributions 1 Based on Linde and Praxair's consolidated financial statements combined for pro forma purposes. See appendix 2 Non-GAAP and non-IFRS measure. See Appendix for reconciliation 3 Excluding savings attributable to divestitures and estimated one-time cost of approximately $1.0B (including approximately $0.2B of estimated transaction costs) to achieve these savings. Operating cash flow of $0.7B represents the $1.0B of Adj. EBITDA savings after taking into account the assumed pro forma effective tax rate 4 Illustrates the full run-rate targeted savings based on combined 2016 results. Excludes any potential divestitures and regulatory limitations and assumes all other items including pro forma effective tax rate remains unchanged. Not indicative of future results of combined business; provided as illustrative example only $28.7 $9.0 31.5% $6.8 ($3.2) $3.6 1.9 Sales Adj. EBITDA2 Adj. EBITDA Margin2 Operating Cash Flow Capex Free Cash Flow2 Net Debt/Adj. EBITDA2 Combined1 Total4 $28.7 $8.0 28.1% $6.1 ($3.4) $2.7 2.1 Targeted Savings3 $1.0 $0.7 $0.2 $0.9 2016 Financials ($ B)

Regulatory Review and On-going Integration Planning Key Next Steps and Timeline Board approvals / BCA signed Completion of review of offer documents by US SEC / German BaFin Praxair shareholder vote / Linde exchange offer Regulatory approval / expected closing H2 2018 01 June 2017 Q3 2017 Q4 2017 H2 2018

Praxair, Inc. August 9, 2017 Matthew J. White Senior Vice President and Chief Financial Officer

TRANSCRIPT OF PRESENTATION

August 9, 2017

Thank you, Laurence. Thanks, everybody, for attending today and good morning. So, slide 2 here is just a mandatory legal statement that will apply to all my comments today. And I’d like to start on slide 3. And what I’d like to do today is first provide a brief overview of both Praxair and the industrial gas industry. But then I’d like to spend the rest of the time talking about our proposed merger with the Linde Group.

And first in the upper left here, you can see some of the industry characteristics for the industrial gas industry. And what we do is we make and sell both atmosphere gases and processed gases. And those products are critical to our customers. In fact, most of our customers simply cannot run without our products. Yet they represent a very, very small percent of their spend. And what you find in this industry is given how critical the products are to our customers for both their reliability and operations, we need to have very local production and distribution.

So, the combination of this very local production and distribution and criticality of our customers results in a essential portfolio of many, many customer contracts, and they can range anywhere from a few years to up to 20 years. So, this portfolio of contracts provides a very strong stability of both earnings and cash flow in this business.

Now, in the upper right you can just see some very basic results from Praxair, and that was this most recent second quarter here. Our sales of $2.8 billion for the quarter are roughly on an annualized basis a little over $11 billion, up 6% year-over-year. You can see operating margins, return on capital, all healthy levels and very strong operating cash flows, at 25% of sales. This is a business that generates a lot of cash and free cash flow.

And finally, the bottom section just gives you a little bit of an idea of how our sales break down. And, again, this represents the second quarter sales breakdown. So, you can see by segment, in the far left, we are organized around geographic segment given the local nature of this business.

And North America, representing 53% of sales, is our largest. We have very strong positions in Canada, U.S. and Mexico. And you can see the other three continents are fairly evenly distributed. However, Asia and Europe are growing much stronger right now than South America, primarily given some of the economic challenges we’re seeing in Brazil today.

The middle is by supply mode. And you can see that we have onsite, which is where we actually build and operate the plants connected to our customer. Usually, contracts there are 15 to 20 years. Merchant, which represent the trailers that you often see driving down the road with liquid product. Those are contracts that can be five to seven years. And then, packaged gases, the cylinders that will supply on trucks and very local distribution, and that will be anything from purchase orders to three year contracts.

We’re fairly well distributed, roughly a third, a third, a third by each supply mode. And what we found in Praxair over the last several decades is having this even distribution of the different supply modes leads to the best returns in the most superior asset and operating performance, and that’s because we can leverage our initial investment and the value of the molecule across the entire supply chain and get the best reliability in our local areas.

And finally by end-market, what I can say there are very dispersed end markets. You can see the variety of different things we supply into, and this is the primary reason while we’ll use things like industrial production as a rough gauge to our organic growth prospects for both our merchant and packaged business. So, bottom line, this is a very high-quality industry and we are a fairly high-quality company within that industry.

So, now, I’d like to turn and talk to the proposed merger with Linde. For those of you who are not familiar with the Linde Group, they are a German – based in Munich, Germany. They’re one of our competitors today. They have operations in over 100 different countries. They are very global. They’re currently listed on the Frankfurt Exchange, and they are a member of the DAX Index. Their market capitalization is roughly the same size as Praxair today.

So, turning to slide 5, what I’d like to do is give a little bit of idea why this is such a compelling combination for both companies. And this is something we’re pretty excited about, frankly, of the opportunity set we have. And they’re really both strategic and financial reasons why this makes so much sense for us.

Now, from a strategic perspective, this really combines the unique core competencies and strengths of both companies, namely Linde’s engineering and technology capabilities married up with Praxair’s operational excellence. In addition, we are going to have strong positions in virtually all major markets. And really what that’s going to do is give us a more balanced portfolio to grow in virtually any environment, and I’ll talk a little more detail about that in a few slides. And this also really gives us greater exposure to some of the demographics and growth trends that you’re seeing in other parts of the world.

But really the big value generator is in the financial side, and we have a high degree of confidence in our ability to generate $1.2 billion in annual cost and CapEx synergies and efficiencies. And I’ll talk in more detail on that in the future slide.

But in addition to that, we’re going to have a very strong balance sheet with extremely strong free cash flows which will give us significant flexibility to invest in growth and for future shareholder distributions. And just to give you an idea, the pro forma combined company would have sales of about $29 billion and that’s prior to any potential divestitures for anti-trust, and the current market cap value is estimated to be about $70 billion and what that would do is make this a leader in the industry. And I’d like to talk about that on the next slide on slide 6.

So, in slide 6 here, we’re representing what we believe the industrial gas market globally to look like. And this is based on a combination of public figures and independent consultant estimates. And the industrial market sales globally are estimated to be a little bit over $120 billion per year.

And you can see we have what’s called Captive at the top. That represents almost a third of the market. What Captive means are customers that buy their own air separation plants and not only supply themselves but sell both gas and liquid to other third parties and are technically a competitor in the industry. This is something that’s been quite common. We are used to it. It’s nothing new. We compete against it every day. And it actually represents the largest portion of this industry today.

Aside from that, you can see the combination of our two companies, the $29 billion would make us a leader, just below the Captive. And you can see a spread right there of the proportion by geography with the America still the largest at $12 billion.

And one thing I do want to talk about on this graph before I change here is that even after this merger, this will still be an intensely competitive industry. And for example, some of the names you may see at the bottom of this list on a global basis would actually be at the top of the list in terms of market share on a local basis. And that’s how this industry is viewed in very local 200 mile radius. So, from a regulatory basis, this is the precedent of how they’re going to review the markets and the sizes.

So, slide 7 gives a little bit more around some of the strength that we see and the strategic reasons for this combination. Now, I’ve already talked about the core competencies, but it’s more than just that. When you look at the product lines, Linde has a very good history and strength in building what’s called HYCO units for syngas as well as large atmospheric separation units whereas Praxair had a long history of building, standardize air separation units and smaller non-cryogenic plants. And it’s quite complementary, those capabilities.

From an end market perspective, Linde has a good presence in places like chemicals, energy, and healthcare whereas Praxair in metals and petrochemicals especially in the recent growth we’ve seen in the U.S. Gulf Coast.

And finally, on geographies, Linde is very well represented with strong dense network in the Eastern Hemisphere whereas Praxair has a very strong dense network in the Western Hemisphere. So, again, very good complementary strength of bringing these two companies together to leverage the best of both.

And when looking at slide 8, you can get an idea of how the sales distribution would be on the new company. And these graphs are similar to what I showed you earlier in Praxair except now for the new company. And, again, based on the pro forma sales of $29 billion prior to any potential divestitures. By geography, you can see America’s still the largest at 43%, but smaller than what Praxair is today, and very good representation in both EMEA and Asia Pacific.

The end-market distribution is very evenly balanced between both industrial and non-industrial end-markets. In fact, the non-industrial end-markets in this slide making up over a third, which will give us the ability to grow in virtually any industrial cycle.

And the supply mode is still roughly a third, a third, a third by each type, which again is similar to Praxair, we believe as a very strong indicator on how to have superior and high quality results financially, and as well as returns on assets.

Now, from a strategic perspective, I think that’s all good and interesting, but one question is, what’s the financial value? From a shareholder perspective, what would you get out of this? And as you all well know, anytime you have a merger or an acquisition, in the end of the day, the sum of the combined whole has got to be greater than the two parts. Otherwise, you’re not going to undertake the risk or expend the capital to do such a transaction, and in a merger like this, the cultural integration of the two companies is also something that’s very critical. But you have to get it right, so you can ensure your ability to execute and deliver on the synergies and other initiatives.

In this particular transaction, there are several characteristics that help mitigate those risks, and give us a high degree of confidence that we’re going to be able to deliver. Now one characteristic is simply the nature of our industry. As I mentioned, we are a very localized industry. Our products are homogenous. So, the operations in each region are very independent of each other, yet they’re very, very similar.

When you look at the headquarters of both companies, it’s only a few hundred people in Praxair and a few hundred people in Linde. And that’s on a combined employee base of 90,000. This is a very distributed business. So, the culture at the top is not as important as how you run and execute and operate at each individual local level. And we have extensive experience, both parties in this, through our acquisitions that stem back many decades. So, it is very different than what you’d expect in other types of mergers. And we also preempted this through our business combination agreement by laying out in detail the governance and operating rhythm and structure that we’re going to operate to ensure that we can deliver the value.

A second characteristic that mitigates the risk is we do not need to incur debt or any material share issuance to do this deal. So, what that means is the shareholders of both companies are going to share in the synergies without any other dilution effect. And while you look at some transactions where there’s been significant debt incurred, that poses a risk, especially in a rising interest rate environment when it has to get rolled over. We’ll have the opposite effect. We’re going to have significant proceeds, we’re going to have significant free cash flow, and we’ll be a very high investment-grade company that’ll have the flexibility of the balance sheet to do both growth investments and shareholder distributions.

And a third characteristic I think that’s very important for the risk mitigation is the $1.2 billion of cost synergies. It’s something we can control. It’s something that we can deliver on irrespective of what happens in the macro environment. And that really speaks to this slide 9.

So, when you look at the synergies of $1.2 billion, we have $0.2 billion of CapEx and $1 billion of cost. The $0.2 billion of CapEx is based on a pro forma combined CapEx of about $3.5 billion. The $1 billion of cost as you can see is primarily SG&A and cost of goods sold on a pro forma base of a little over $20 billion. So, this only represent about 5% roughly of the cost stack and we’re fairly confident we’re going to be able to achieve that. It’ll take us about three years to get to this number on an annualized basis and cost around $1 billion, and that’s a one-time cost.

When you see below, we have a lot of the elements that we expect to undertake to do this. And these are fairly consistent with what you’d expect. What you can see in the far right, that growth synergies are not included in this number. In fact, the organization is going to be incented and motivated to undertake all forms of synergies, not just these that we’ve listed and we will have internal targets around them. But at this stage, we’re not in a point to give that number because it’s not something we can control. But rest assured, the new organization is going to be working towards additional synergies beyond this number.

And it’s not just about shareholders, it’s also about other stakeholders. As you can imagine, suppliers, employees, customers, regulators, communities will all be impacted by this transaction. So, slide 10 gives just an idea of how we view the impact to those stakeholders.

Now, I’m not going to get into the details of all these given the time. But I think an important thing is as we combine these two businesses, we’re going to create growth opportunities, technology and capabilities that can enhance our customers’ operations and reliability and that will create more growth opportunities which will create employment opportunities for our folks and also help us continue to give back to our communities. So, we do see a path for other stakeholders to benefit from this as well.

So, when I bring all of this together, it takes me to slide 11. And this is just a very, very simple view of what some combined financials would look like in the new company. And I’d like to start on the far left called combined and what combined represents is the 2016 pro-forma U.S. GAAP of both companies excluding potential divestitures and excluding any synergies or cost efficiencies.

You can find how this was built up in our S-4 filing today. But as you can see from the numbers, about $29 billion in sales with $8 billion of EBITDA at around a 28% EBITDA margin. We would generate a little over $6 billion of operating cash flow and just under $3 billion of free cash flow and have a very strong investment grade rating.

From any respect, this looks like a very solid company and it is. It’s a very strong company. Yet, we anticipate to achieve the targeted savings in the middle of the column. You can see the billion dollars of adjusted EBITDA from the cost savings and that would give us a 13% lift of the base EBITDA. But more impressively, the $0.9 billion of additional free cash flow increases that number by 33%, and the combination of that results in the total of the far right column where you’d have a company with $9 billion or 31.5% EBITDA margins and free cash flow of $3.6 billion on a $29 billion revenue base, and even more ample room in the balance sheet to do growth investments or shareholder distributions.

So, this would become a very strong company that has many avenues for value creation, even above and beyond the synergies that we have high a confidence to deliver on.

So, I’d like to end it here on slide 12, which is the timeline. So, really, what’s next? Where are we in this process, and where do we go from here?

Those in the audience may recall on June 1 of this year, we signed the definitive business combination agreement with both parties. So, right now, we’re in that Q3 2017 point, and really we are essentially at the end of this stage with the SEC review process. I expect to be completed here, this week or next week.

We are in the midst of our review with the German BaFin who is the SEC equivalent. And we anticipate in the next couple weeks that will end, and we will actually publish the exchange offer for the Linde Organization and their shareholders. And what happened is they have a tender process, where we require 75% of all outstanding shares to be tendered, and that process last anywhere from 10 to 14 weeks.

And simultaneously, in fact there, we have a Praxair vote on the BCA, and we’ll have a special shareholder meeting in the fall, where we need greater than 50% of the outstanding share base to vote for this transaction.

In parallel to the shareholder process, we are working with regulators and we are working on a potential divestiture process with prospective buyers. Pending the success of all that, we anticipate closing around the second half of 2018. So, from that perspective, that’s the timeline we see right now. But we see substantial value creation in this deal, we feel very confident, our ability to deliver it. and we have a very well clear cut timeline on how we’re going to achieve it.

So, that’s what I had prepared for today. Thanks for your attention and I’ll open it up for questions now.

Unverified Participant

[indiscernible] 00:19:41 any questions.

Question & Answer Section

Laurence Alexander Jefferies LLC

Well, I guess maybe just to start off, I guess, one frequent topic that comes up is where the staff are within the business by, say, distribution channel? I know we’ve talked off and on over the years of the degree of automation and some of that, but if you can just lay that out.

Matthew White - CFO,

Praxair Inc.

Sure. So, onsite, we’ll have the less – the least employees and package will have the most. And from that perspective, it makes sense because onsite is the most capital intensive. We build very large plants. They’re pipeline, they tend to be remote monitored. We can use what we call centralized impac centers to run and operate and maintain these plants remotely. And they do not require many people, but they’re very capital intensive. They require a significant maintenance capital. And you have to make sure that they run 24/7.

The package business which is the other extreme is a distribution business and we distribute both third party products as well as our own products. It’s very people intensive yet it’s very CapEx light. Generally, it’s vehicles, storage cylinders and then small buildings that will do what we call fill plants where we actually fill the cylinders.

However, you’ll have lots of territory managers. You have people that run the retail branches. You have people that have to move the products. And then the merchant is in the middle. The merchant tends to be mostly drivers in some distributions, little to no production requirements because our fill zones are fairly automated.

So, as the people intensity increase, the capital intensity decreases. As you can imagine, the price on the per molecule increases as you go from onsite to package because you’re selling more and more specialized and smaller volumes that you’re delivering right to the doorstep.

So, that is the general nature of the business. And we believe that getting the balance of all three gives you not only the best value and the best returns on that initial investment, but it also gives you the best reliability because you’re able to leverage across this whole spectrum that if you have a cylinder customer, you can back them up with merchant – or an on-site customer you can back up with merchant, and you also get a lot of cross-selling opportunities. If you have a large refinery that you’re able to put a HYCO unit in, they also may need some liquid nitrogen for various purging and inerting and they use a lot of package gases for calibrating and welding and other maintenance. Leveraging all three supply chains can give you some of the best growth opportunities.

Laurence Alexander Jefferies LLC

So, can you talk a little bit then, if it’s the – if a staff integration issue is going to be most visible in the package gases, can you talk a little bit about Praxair’s prior experience consolidating packaged gas businesses and what you’ve learned about how to do that more smoothly or how to avoid some of the bumps that happened?

Matthew White - CFO,

Praxair Inc.

Sure. And when we talk about staff integration – I’m assuming talking about with the merger – and as you can imagine, there’s going to be certain businesses that we will retain, certain businesses we may not be able to retain, and where there is overlap of what we retain, we have, to your point, a lot of experience on acquisitions. And generally what happens are you’re able to do consolidations on the operations end. You’re able to do consolidation on the distribution end.

And then from the customer-facing end, it depends. Sometimes you will keep a lot of those resources, and sometimes you have consolidation opportunities. It just simply depends on the region. It depends on how many customers there are and how dispersed they are in the sales territories. But this is something that we have extensive experience with in our packaged gas roll-up strategies. Linde has experience with it in various geographies that they operate in. So, it’s not something new for either party, and it’s something we both feel fairly confident on.

Laurence Alexander Jefferies LLC

Could you talk a little bit about HYCO markets?

how – what would be the timeframe for seeing a difference in your competitive position post the merger? I mean, how – what’s the lag effects before we see that?

Matthew White - CFO,

Praxair Inc.

I mean, when you look at onsite today and how – it remains to be seen how the regulators will look at it. But in the past precedent and all the precedent we have, onsite is a bit different because the product simply cannot travel outside the pipelines. So, wherever – as long as you don’t have interconnecting pipelines, generally, they’re seen as independent assets.

So, from that perspective, it remains to be seen. Obviously, we’re going to work with the regulators on that. But when we look at the HYCO business, there is little to no overlap today between either companies on HYCO around the world anywhere. We have a very, very strong position in U.S. Gulf Coast.

We’ve got some positions in other parts of the world, most of our HYCO assets in other parts of the world are more individual with the customer. They’re not connected to a large integrated network. So, it remains to be seen, but we feel pretty good about those positions there.

Laurence Alexander Jefferies LLC

Where there a HYCO projects that Linde would work on? And then basically turn into captive projects for the customer because they wouldn’t run them themselves?

Matthew White - CFO,

Praxair Inc.

Well they do, as you know, have a separate EPC engineering organization and a separate gas sale and gas organization. So, I believe depending upon what the customer wants at times, they will bring the engineering for the sale plant. If they are interested in the sale gas and this is normal and common, we will face that, that customers sometimes may want to buy a plant and you can go in and convince them to buy gas, sometimes they will change the other way.

So, having this capability to do both does bring an extra level. But it’s something that we’ve been dealing with at Praxair since our inception. So, it’s nothing new.

Laurence Alexander Jefferies LLC

And can you talk a little bit about the calendar for divestures? What’s the process look like? The choice between large transactions many smaller transactions, how you’re thinking through that?

Matthew White - CFO,

Praxair Inc.

So I can start with saying that we have a significant amount of unsolicited interest. We’ve been getting a lot of inbound requests. These are as you’ve seen, highly cash generating assets, very stable and reliable in some desirable geographies. So, from my perspective there’s a lot of interest. We are looking to entertain a lot of different options whether it’s a regional, country or larger.

Clearly, it is an iterative process with the regulator reviews and what you ultimately sell. So we are working them simultaneously but right now, I’d say more focus is on the regulatory as we prepare than the sale process. But I’d expect that we would be communicating more formally with perspective buyers in the coming months.

Laurence Alexander Jefferies LLC

Okay. Then just lastly on the cash flow decision trade, post-merger, what’s the time line for you being to revisit further choices between – good your CapEx is pretty much known and you know the M&A landscape for smaller roll-ups pretty well. So, what’s the timeframe post-merger for bringing you to decide how much to return to shareholders versus other applications?

Matthew White - CFO,

Praxair Inc.

Sure, and I’d take that three other pieces to your point ex-investments. So, you have debt, dividends and buy-backs. Right? From a debt perspective, we want to be investment grade and we feel highly confident. We’ll get to that, and I think we’ll have some extra flexibility in the balance sheet on top of that. Dividends today, we both have quite similar pay-out ratios and we both have very similar dividend growth policies.

In Praxair, we’ve been growing our dividend every year since our inception, and we expect to continue to do that, and Linde has also grown their dividend every year. So, we will have a dividend growth strategy each year, usually in line with earnings, but it changes year in, year out. But that will be something that I expect no change in what both shareholders have become accustomed to.

And the remainder generally goes to buybacks. That’s how we run Praxair today. I expect the new company to have something probably similar. And as you have that excess free cash flow, you can utilize it to help buy your shares back. Clearly, there will be some proceeds that would come in any divestiture scenario and there’s opportunity to do buybacks there as well.

Laurence Alexander Jefferies LLC

Okay. Any other questions?

Unidentified

[indiscernible] (28:12-28:30)

Matthew White - CFO,

Praxair Inc.

Well, I mean, I can’t speak to how our competitors will behave or wouldn’t behave. But I can say that this, as I mentioned, is a very, very local business. So, really, what happens in each individual local market is what matters. Our product doesn’t really travel. So, whatever is happening in Mumbai versus what’s happening in Memphis, they’re totally not related whatsoever.

So, from that perspective, I don’t anticipate any change from this prior or after in terms of the local behavior based on the local dynamics in each market. And as you probably know, there has been consolidation in this industry in the past and most recently was some in the U.S. And, frankly, I wouldn’t say much has been different from that regard either. So, from our perspective, it would be business as usual. Obviously, we would be focused on integration and growing and delivering on our objectives. But I think from a local market perspective, we’ve seen this in the past and I don’t think this is something radically different.

Laurence Alexander Jefferies LLC

Any other questions?

Unidentified

The captive market in the industry just do you expect – what are the trends going on there, and are many more of those players outsourcing to folks like yourself or what are the trends are?

Matthew White - CFO,

Praxair Inc.

Sure. Then I think that’s a good question. The way I would characterize it is, emerging markets tended to be larger captive anyways. And if you go back in history, I think, you had in developed market this conglomerate status, people bought everything themselves, and overtime, they realized that to be more competitive and more efficient they did not want to be everything to everyone.

So, developed markets started to divest a lot of these captive assets over the years. So, they could focus and be more lean and more efficient. Emerging markets sort of went sort of went the other direction, right? As you had especially, I’ll call it, more social type emerging markets, they wanted to increase employment. They were about leveraging the local economy. So, they built everything through government-owned entities, and they ended up having all a lot of captive assets.

So, you look at places like China, Russia, even India to an extent. There is just more captive than what you’d see in developed markets, also the Middle East. What I would anticipate and what we’ve been seeing in various pockets is as these companies try to compete more on a global scale as they need to become more efficient as they need to be more cognizant around financial performance rather than just employment numbers. They start to decap as well.

Now, with decap meaning they get rid of their assets into the industrial gas space. Not all of them are created equal, right? Some are doing it because of financial distress. Some are doing it because they know industrial gas player can run it more reliably and efficiently. Obviously, from our perspective, we’re more interested in the latter, We’re not interested in being a bank with a distress asset. But we probably get several requests every few months and we may do one or two. We have a few that started up recently here that had been decaps, but we’ll have to see the trend. And mostly, they’re in emerging markets.

Laurence Alexander Jefferies LLC

Any other questions?

Just a more specific question actually on your surface technologies business. What is your sort of plan with that? I mean, you’ve sort of indicated that might not be like strategic and maybe on the time line just especially would that be completely regardless of the merger or would you wait or...

Matthew White - CFO,

Praxair Inc.

Yeah. So, I would say our PST business, it’s a good business. It runs well. It’s biggest growth area right now is aerospace, which is a market that provides a nice growth independent of some of the other industrial markets, but it’s not core. It is not industrial gas. We have always been interested in entertaining portfolio options, and we will continue to be interested. But we have to make sure that we get appropriate value for whatever portfolio decision we make. And so, we’re in no rush to do anything with that business. However, and this is true with any business frankly, if the value is there, then clearly we’d be open to discussions. And as you can imagine there have been discussions in the past, but it’s just something that – it’s got to be the right value and it’s got to make sense.

Laurence Alexander Jefferies LLC

I think maybe just in closing, one new ones will be helpful to clarify is, so your approach to synergies that’s not a synergy and then there’s cost inflation as a net synergy?

Matthew White - CFO,

Praxair Inc.

Yes. So, the way we develop our $1.2 billion of synergies is that we took the 2016 pro forma base and said, $1.2 billion must come out of that base We had our own assumption of divestitures, which obviously is not public, but it’s in our model And we said the remaining new company is this, this is the cost structure that we need to maintain and we came to the $1.2 billion that would come out.

So we have very clear targets. It’s off of an actual base and it is net of this inflation, right, because it’s an organizational structure to run what we view is the new company and we based that on internal benchmarking, best practices, external data. We did a very bottoms up department-by-department, country by country, FTE view. And then, we did a top down just for sanity check. And we feel quite confident in the number. We’ve got all of the information we need to go execute it, and that was how we built those synergies.

Laurence Alexander Jefferies LLC

Okay. Thank you.

Matthew J. White Praxair, Inc.

Thank you.

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc (“New Holdco”) has filed a Registration Statement on Form S-4 (which Registration Statement has not yet been declared effective) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. Once the Registration Statement is declared effective by the SEC, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which has not yet been approved for publication by BaFin. The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by the BaFin, the offer document will be made available for free at New Holdco’s website at www.lindepraxairmerger.com. Furthermore, the offer document is expected to be made available at BaFin’s website for free at www.bafin.de.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.